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Yucheng Technologies Limited
105 West 13th Street, Suite 7A
New York, New York 10011

                      November 2, 2006

VIA EDGAR AND TELECOPY (202) 772-9206

John D. Reynolds, Assistant Director
United States Securities and
Exchange Commission
Mail Stop 3561, 100 F Street, N.E.
Washington, D.C. 20549

RE:	Yucheng Technologies Limited Registration Statement on Form S-4 (File No. 333-132814) (the "Registration Statement")

Dear Mr. Reynolds:

        Yucheng Technologies Limited ("Yucheng") hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the above noted Registration Statement so that such Registration Statement will become effective as of 12:00 Noon, Friday, November 3, 2006, or as soon thereafter as practicable.

        Yucheng acknowledges that:

  (i)
  Yucheng is responsible for the adequacy and accurate of the disclosure in the Registration Statement filing referred to above;

  (ii)
  The staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  (iii)
  Yucheng may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
YUCHENG TECHNOLOGIES LIMITED
By:	/s/ CHIH T. CHEUNG Chih T. Cheung President

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Yucheng Technologies Limited 105 West 13th Street, Suite 7A New York, New York 10011